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                            September 21, 2023

       Benjamin S. Miller
       Chief Executive Officer
       Fundrise Growth eREIT III, LLC
       11 Dupont Circle NW
       9th Floor
       Washington, D.C. 20036

                                                        Re: Fundrise Growth
eREIT III, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Response dated
September 1, 2023
                                                            File No. 024-12267

       Dear Benjamin S. Miller:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

       Amendment No.1 to Offering Statement on Form 1-A filed on July 18, 2023

       Our Investments, page 83

   1. Please tell us how you determined that it was appropriate to account for your 51% non-
                                                        controlling member
interest in SW4 JV LP under the equity method and cite relevant accounting literature.
       General

   2. Please note that we have referred your response to prior comment 2 to the Division of
                                                        Investment Management
and may have further comments.
 Benjamin S. Miller
Fundrise Growth eREIT III, LLC
September 21, 2023
Page 2

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,
FirstName LastNameBenjamin S. Miller
                                                         Division of
Corporation Finance
Comapany NameFundrise Growth eREIT III, LLC
                                                         Office of Real Estate
& Construction
September 21, 2023 Page 2
cc:       Mark Schonberger
FirstName LastName